Exhibit 99.1

SINGAPORE (February 09, 2024) Karooooo Limited (“Karooooo”) announces share repurchase by the Company.

VOLUNTARY DISCLOSURE: SHARE REPURCHASE

At the Annual General Meeting (AGM) held on July 12, 2023 the shareholders of Karooooo passed a resolution by a 97.35% majority vote authorizing the repurchase of up to 10% of the Company’s shares. The Board is duly authorized to implement this share buyback program in accordance with the requirements outlined in the resolution.

Karooooo intends to utilize the aforementioned authorization to repurchase up to 1,000,000 of its common stock.

Purchases of ordinary shares by the Company may be made by way of market purchases on the Nasdaq and/or the JSE.

The authority conferred by the share repurchase mandate will continue by law until the earliest of either the date of the next AGM, the date by which the next annual general meeting of the Company is required by law to be held or the date on which the share purchases are carried out to the full extent mandated or revocation by shareholders at a general meeting.

About Karooooo

Karooooo, headquartered in Singapore, assists thousands of enterprise customers to digitally transform their on-the-ground operations. We are a leading global provider of an on-the-ground operational IoT SaaS cloud that maximizes the value of transportation, operations and workflow data by providing insightful real-time data analytics, with over 1,950,000+ connected vehicles and equipment to-date.

The Cartrack (wholly owned by Karooooo) SaaS platform provides customers with differentiated insights and data analytics to optimize their business operations and workforce, increase efficiency, decrease costs, improve safety, monitor environmental impact, assist with regulatory compliance and manage risk.

The integration of Karooooo Logistics’ technology stack into the Cartrack platform will enable our customers to manage and enhance their logistics capacity with ease. Cartrack customers will be able to augment their own fleet capacity using Cartrack’s API architecture for third-party courier and long-distance logistics, with crowd-sourced drivers doing last mile deliveries. This solution will be charged on a subscription-based model.

For more information, visit www.karooooo.com.

Investor Relations Contact	IR@karooooo.com

Media Contact	media@karooooo.com